Exhibit 99.4

December 20, 2021	News Release 21-21

Pretivm Announces the Filing of its Management Information Circular

in Connection with its Special Meeting to Approve Acquisition by Newcrest

Vancouver, British Columbia, December 20, 2021; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) today announced that it has mailed and filed a management information circular and related meeting materials (the “Meeting Materials”) for its special meeting (the “Special Meeting”) of shareholders and optionholders of Pretivm (“Securityholders”) to be held January 20, 2022, in connection with the proposed acquisition of Pretivm by Newcrest Mining Limited (ASX/TSX/PNGX: NCM) (“Newcrest”) announced on November 8, 2021 (the “Transaction”).

To proactively deal with the ongoing public impact of the COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, Securityholders, employees, directors and other stakeholders, the Special Meeting will be held in a virtual-only format conducted by live audio webcast, using the Summit meeting platform, at https://meetnow.global/MAZZWNK on January 20, 2022 commencing at 2:00 p.m. (Vancouver time). Registered shareholders, optionholders and duly appointed proxyholders will have an equal opportunity to participate in the Special Meeting, regardless of their geographic location or the particular constraints, circumstances or health risks they may be facing. Securityholders should closely review the Meeting Materials to ensure that they are able to cast their vote at and participate in the Special Meeting.

On December 16, 2021, Pretivm obtained an interim order (the “Interim Order”) from the Supreme Court of British Columbia (the “Court”) authorizing the holding of the Special Meeting and matters relating to the conduct of the Special Meeting. At the Special Meeting, Securityholders will be asked to pass a special resolution (the “Arrangement Resolution”) to approve the proposed plan of arrangement (the “Plan of Arrangement”) involving Pretivm, Newcrest and Newcrest BC Mining Ltd. (“Acquireco”), a wholly-owned subsidiary of Newcrest which gives effect to the Transaction. The Transaction will be carried out pursuant to the terms of an arrangement agreement dated November 8, 2021, as amended on December 13, 2021, among Pretivm, Newcrest and Acquireco (the “Arrangement Agreement”) and the terms of the Plan of Arrangement.

The Meeting Materials contain important information regarding the Transaction, how Securityholders can participate and vote at the Special Meeting, the background that led to the Transaction and the reasons for the unanimous determinations of the special committee of independent directors of the Company (the “Special Committee”) as well as the board of directors of the Company (the “Board”) that the Transaction is in the best interests of the Company and is fair to shareholders (other than Newcrest, Acquireco and their respective affiliates). Securityholders should carefully review all of the Meeting Materials as they contain important information concerning the Transaction and the rights and entitlements of Securityholders thereunder. The Meeting Materials have been filed by the Company on SEDAR and are available under the Company’s profile at www.sedar.com, and on EDGAR at www.sec.gov.

The Board unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

Pursuant to the terms of the Interim Order, Securityholders of record at the close of business on December 8, 2021 (the “Record Date”) will be entitled to vote at the Special Meeting. Each registered shareholder of Pretivm whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each share registered in his, her or its name. Each holder of Pretivm options whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each share underlying such options.

Pursuant to the terms of the Interim Order, to be effective, the Transaction must be approved by at least 66 2/3% of the votes cast by: (i) Pretivm shareholders; and (ii) Pretivm optionholders, voting together as a single class, present virtually or by proxy at the Special Meeting.

Subject to obtaining approval of the Transaction at the Special Meeting, and the satisfaction of the other customary conditions to completion of the Transaction contained in the Arrangement Agreement, including final approval of the Court and certain regulatory approvals, all as more particular described in the Meeting Materials, the Transaction is expected to close in the first quarter of 2022.

Shareholder and Optionholder Questions and Voting Assistance

For any questions or assistance with voting, shareholders and Optionholders can contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free in North America), 416-304-0211 (calls outside North America) or by email at assistance@laurelhill.com.

Transaction Details

Pursuant to the Transaction, Pretivm shareholders will have the option to elect to receive C$18.5o per Pretivm share in cash or 0.8084 Newcrest shares per Pretivm share, representing share consideration of C$18.50 based on the Canadian dollar equivalent of the 5 day volume-weighted-average-price (VWAP) of Newcrest shares on the Australian Securities Exchange (ASX) ending on November 8, 2021, subject to proration to ensure aggregate cash and Newcrest share consideration each represent 5o% of total transaction consideration (the “Transaction Price”). Pretivm shareholders who do not elect cash or Newcrest shares (subject to proration) will receive default consideration of C$9.25 per Pretivm share in cash and 0.4042 Newcrest shares per Pretivm share. In order to make a valid election, registered Pretivm shareholders must duly complete, execute and return the letter of transmittal and election form enclosed with the Meeting Materials in accordance with the instructions contained therein, by 5:00 p.m. (Vancouver time) on January 18, 2022 or, if the Special Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia, Australia or New York) before the adjourned Special Meeting is reconvened or the postponed Special Meeting is convened. Beneficial Pretivm shareholders should follow the instructions provided by your intermediary to make your election.

The Arrangement Agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of Pretivm and a right for Newcrest to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of C$125 million, payable by Pretivm, under certain circumstances (including if the Arrangement Agreement is terminated in connection with Pretivm pursuing a Superior Proposal). The directors and officers of Pretivm, owning in aggregate approximately 0.2% of Pretivm’s voting securities have agreed to vote all the shares and options they own or control in favour of the Transaction.

Reasons for the Arrangement

In unanimously determining to recommend that the Securityholders vote in favour of the Transaction, the Board and the Special Committee considered a number of factors, as further described in the Meeting Materials, including, but not limited to:

●	Significant Premium to Pretivm Shareholders – Transaction Price represents a premium of 23% and 29% to the closing price and the 20-day VWAP, respectively, of Pretivm’s shares on the Toronto Stock Exchange as at November 8, 2021. The total equity value pursuant to the Transaction is approximately C$3.5 billion on a fully diluted basis.

●	Optionality for Pretivm Shareholders – The shareholders have the option to receive either (a) $18.50 in cash for each Pretivm share held or (b) 0.8084 of a Newcrest share for each Pretivm share held, subject to proration.

●	Ability to Participate in Future Potential Growth of Combined Entity – By having the ability to elect to receive Newcrest shares under the Transaction, shareholders will have an opportunity to retain exposure to Brucejack, including discoveries in and around Brucejack such as the Golden Marmot Zone, while gaining exposure to Newcrest’s diversified portfolio of high-quality, long life, tier one assets. Moreover, Newcrest has the financial means and the technical capacity to maximize the long-term potential of the Brucejack Mine and the district scale opportunities in the surrounding Brucejack property.

●	Ability to Hold Enhanced Position in a Highly Prospective Gold and Copper Region – Shareholders who elect to receive Newcrest shares will have exposure to six tier one orebodies and a portfolio of organic growth options. The combination of Newcrest and Pretivm will create the leading gold miner in British Columbia’s Golden Triangle, operating both the Brucejack and Red Chris mines. The concurrent operation of both Brucejack and Red Chris mines will provide enhanced opportunities for both workforces, which is expected to improve employee attraction and retention, allow for aligned and optimal engagement with the First Nations and the broader community, and will provide the foundation of ongoing future investment in the region.

●	Complementary Company Cultures and ESG Focus – The combined company is positioned to be a leader in ESG initiatives in British Columbia. Newcrest and Pretivm have complementary corporate cultures and values, with a focus on safety, employee development and ESG. Newcrest is a respected partner of the First Nations in northwest British Columbia. Pretivm employees, First Nations partners and community partners will be very well positioned to succeed and develop under Newcrest’s world-class stewardship.

●	Business and Industry Risks – The business, operations, assets, financial condition, operating results and prospects of Pretivm are subject to significant uncertainty, including (but not limited to) risks associated with Pretivm’s dependency on the Brucejack mine, its only material property, for its future operating revenue, permitting and regulatory approvals, exploration and development risks and commodity price and inflation risks. The Board concluded that the consideration under the Transaction is more favourable to shareholders than continuing with Pretivm’s current business plan, including the inherent risks associated with ownership of a single-asset mining company, after taking into account the potential for such business plan to generate value for shareholders through the continued operation of Brucejack and the continued exploration and potential development of Pretivm’s exploration assets.

Advisors and Counsel

BMO Capital Markets is acting as financial advisor to Pretivm, Blake, Cassels & Graydon LLP is acting as Pretivm’s Canadian legal counsel and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as Pretivm’s US legal counsel. Citi is acting as financial advisor to the Special Committee and Stikeman Elliott LLP is acting as the Special Committee’s legal counsel. Longview Communications and Public Affairs is acting as communications advisor to Pretivm.

RBC Capital Markets and Lazard Australia are acting as financial advisors to Newcrest, and McCarthy Tétrault LLP is acting as Newcrest’s legal counsel

Shareholder and Optionholder Questions and Voting Assistance

For any questions or assistance with voting, shareholders and Optionholders can contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free in North America), 416-304-0211 (calls outside North America) or by email at assistance@laurelhill.com.

About Pretivm

Pretivm is an intermediate gold producer with the 100%-owned, high-grade gold underground Brucejack Mine located in northwestern BC. We strive for operating excellence and our first priority is the health and safety of our employees, contractors and neighbouring communities. We are committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner.

Pretivm Contact

Pretium Resources Inc.

Troy Shultz, Director, Investor Relations & Corporate Communications

(604) 558-1784

invest@pretivm.com

Media Contact

Alan Bayless, Longview Communications and Public Affairs

604-417-9645

abayless@longviewcomms.ca

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(SEDAR filings: Pretium Resources Inc.)

Cautionary Statements Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information contained herein includes, but is not limited to: the consummation and timing of the Transaction; the anticipated benefits of the Transaction; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of Newcrest post-Transaction; the strategic vision of Newcrest and expectations regarding the synergies between the Brucejack mine and Newcrest’s nearby Red Chris mine; timing, receipt and anticipated effects of court and regulatory approvals; the impact of the Transaction on employees and local stakeholders; and discussion of future plans, projects, objectives, estimates and forecasts and the timing related thereto.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, failure to receive the required court and regulatory approvals to effect the Transaction; changes in laws, regulations and government practices; the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce and the operations and workforce of Newcrest; future price of gold and silver and other metal prices; market competition, the geopolitical, economic, permitting and legal climate that we operate in; the potential of a third party making a superior proposal to the Transaction and such other risks as are identified in Pretivm’s public disclosure documents filed on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). This list is not exhaustive of the factors that may affect any of our forward looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce; our ability to obtain the required court and regulatory approvals in a timely matter, if at all; our ability to satisfy the terms and conditions precedent of the Arrangement Agreement in order to consummate the Transaction; Newcrest’s ability to obtain all necessary permits, licenses and regulatory approvals for operations in a timely manner, if at all; the adequacy of our and Newcrest’s financial resources; sustained labour stability and availability of equipment; the maintenance of positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in the Pretivm Disclosure Documents. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.